UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________

SEACOR Holdings Inc.
(Name of Subject Company)

_____________________

SEACOR Holdings Inc.
(Name of Person Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

811904101
(CUSIP Number of Class of Securities)

William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

_____________________

With copies to:

Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
(212) 530-5000

_____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is SEACOR Holdings Inc. (the “Company”), a corporation organized under the laws of Delaware. The Company’s principal executive offices are located at 2200 Eller Drive, Fort Lauderdale, Florida 33316. The Company’s telephone number at such address is (954) 523-2200. The Company’s website is www.seacorholdings.com.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”). As of the close of business on December 16, 2020, there were: (i) 20,468,818 Shares issued and outstanding; (ii) 1,504,094 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”); and (iii) 352,890 Shares granted subject to vesting or other lapse restrictions (the “Company Restricted Shares”).

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information - Name and Address” above.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares. Parent is controlled by an affiliate of American Industrial Partners Capital Fund VII, L.P. (“AIP Fund VII”). Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $41.50, net to the holder in cash, without interest (the “Offer Price”), and subject to any applicable withholding of taxes in accordance with the terms of the Merger Agreement. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2020.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 4, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following (but in any event on the same date as) the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and the Company will be the surviving corporation and become a wholly owned subsidiary of Parent, without a vote of the Company’s stockholders (such corporation, the “Surviving Corporation,” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, after the expiration of the Offer, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on January 20, 2021 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Company, Parent or Purchaser, each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company (or held in the Company’s treasury) immediately prior to the Effective Time, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, immediately prior to the Effective Time (the Shares referred to in clauses (i) and (ii), collectively, the “Cancelled Shares”) and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (collectively, the “Dissenting Shares”) will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding of taxes (the “Per Share Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements -Arrangements with Current Executive Officers and Directors of the Company - Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company Options and Company Restricted Shares.

If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Merger, and the Merger may be completed upon the irrevocable acceptance for payment by Purchaser in the Offer of at least a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 66 and 2/3% of the total number of Shares outstanding at the expiration of the Offer.

As set forth in the Offer to Purchase, the principal executive offices of Parent, Purchaser and AIP Fund VII are located at 450 Lexington Avenue, 40th Floor, New York, New York 10017, and their telephone number is (212) 627-2360.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://www.ir.seacorholdings.com.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Company’s board of directors (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent and Purchaser

Merger Agreement

On December 4, 2020, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for SEACOR Holdings Inc.; Summary of the Merger Agreement and Certain Other Agreements) and the description of the terms and conditions of the Offer contained in Section 13 (Conditions of the Offer) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e) (1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been filed with the SEC to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”). The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to (i) their right to receive the Per Share Merger Consideration if the Offer Acceptance Time occurs, as applicable, in accordance with the terms and conditions of the Merger Agreement and (ii) the right of (a) the holders of Company Options to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option by (y) the total number of Shares subject to such Company Option immediately prior to the Effective Time and (b) the holders of Company Restricted Shares to receive an amount in cash (without interest) equal to the Per Share Merger Consideration. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Limited Guarantee

On December 4, 2020, simultaneously with the execution of the Merger Agreement, AIP Fund VII provided the Company with a limited guarantee (the “Limited Guarantee”) pursuant to which AIP Fund VII guarantees the due, complete and punctual payment and discharge of Parent’s obligations to the Company to pay monetary remedies to the Company with respect to (i) the payment by Parent of all reasonable and documented out-of-pocket costs to the extent incurred by the Company and its subsidiaries in relation to Parent’s obligation under the Merger Agreement to obtain and consummate the Financing (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, (ii) the payment by Parent of the Parent Termination Fee (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement and (iii) the payment by Parent of the Company’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the Company commencing a suit to obtain the Parent Termination Fee which results in a judgment against Parent for the Parent Termination Fee or any portion thereof (provided, that, in no event will the liability under the Limited guarantee to the Company pursuant to this clause (iii) exceed $2,500,000).

The foregoing summary description of the Limited Guarantee is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

Equity and Debt Financing

Equity Financing

Parent has obtained equity and debt financing commitments for the Transactions, the aggregate proceeds of which, together with Parent’s, Company’s and their respective subsidiaries’ available cash, will be sufficient for Parent and Purchaser to pay the aggregate Per Share Merger Consideration and all related fees and expenses. Parent has received an Equity Commitment Letter, dated as of the date of the Merger Agreement (the “Equity Commitment Letter”), from AIP Fund VII, pursuant to which AIP Fund VII has committed subject to the conditions of the Equity Commitment Letter, to provide equity financing (“Equity Financing”) up to an aggregate amount equal to $580 million (the “Equity Commitment”), for the purposes of enabling Parent to (i) fund amounts required to be paid under Section 3.3(a) of the Merger Agreement and (ii) make the payment of any fees and expenses required to be paid by Parent or Purchaser pursuant to the Merger Agreement (if any). The conditions with respect to AIP Fund VII’s funding obligations under the Equity Commitment Letter include: (a) the execution and delivery of the Merger Agreement by Parent, Purchaser and the Company, (b) with respect to the portion of the Equity Commitment allocable to the aggregate Offer Price, (w) the satisfaction or waiver in writing of each of the conditions to Purchaser’s obligation to accept for purchase, and to pay for, the Shares (validly tendered) and (not validly withdrawn) pursuant to the Offer set forth on Annex I of the Merger Agreement and (x) the occurrence of the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement, (c) with respect to the remaining portion of the Equity Commitment, (y) the satisfaction or waiver in writing of each of the conditions to Parent and Purchaser’s obligation to consummate the Merger set forth in the Merger Agreement in accordance therewith and (z) the substantially simultaneous consummation of the Merger in accordance with the terms and conditions of the Merger Agreement.

The obligations of AIP Fund VII in the aggregate to provide the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (i) the closing of the Merger (at which time all such obligations shall be discharged), (ii) the valid termination of the Merger Agreement pursuant to its terms, (iii) the funding of equity financing under the Equity Commitment Letter that, in the aggregate, equals the Equity Commitment (as may be reduced in accordance with the terms and conditions of the Equity Commitment Letter), and (iv) the Company or its affiliates (or any person claiming by, through or on behalf or for the benefit of any of the foregoing) asserting a claim against AIP Fund VII or any Non-Recourse Party (as defined in the Equity Commitment Letter) under or in connection with the Merger Agreement or any of the transactions contemplated thereby other than the Company asserting any claims for (i) Parent or Purchaser to perform their respective obligations under the Merger Agreement, or any of the agreements, documents or instruments contemplated thereby, on the terms and subject to the conditions thereof including any limitations of remedies under the Merger Agreement, (ii) AIP Fund VII (as Guarantor) to perform its obligations under the Limited Guarantee and (iii) certain Non-Recourse Parties’ obligations under, and pursuant to the terms of, the Confidentiality Agreement. Upon any valid termination of the Equity Commitment Letter, AIP Fund VII will have no further obligations or liabilities under the Equity Commitment Letter (provided, that certain sections of the Equity Commitment Letter will survive any valid termination of the Equity Commitment Letter).

The foregoing summary description of the Equity Commitment Letter is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated herein by reference.

Debt Financing

Parent has received a debt commitment letter (“Debt Commitment Letter”), dated December 4, 2020, from Ally Bank (and together with its affiliates, affiliated managed fund and separately managed accounts that are managed by its as it deems appropriate, “Ally”) and HPS Investments Partners, LLC (and together with its affiliates, affiliated managed fund and separately managed accounts that are managed by its as it deems appropriate, “HPS”). In connection with the Transactions, (i) HPS has committed to provide Parent with a $395.60 million closing date term loan facility (the “Closing Date Term Loan Facility”) and a $169.40 million delayed draw term loan facility (together with the Closing Date Term Loan Facility, the “Term Loan Facility”) and (ii) Ally has committed to provide Parent with up to $100.00 million under a senior-secured asset-based revolving credit facility (the “ABL Facility”). The proceeds of the Term Loan Facility may be used for the payment of consideration in connection with the Merger, the repayment of the Company’s existing credit facilities that are required to be repaid on the Closing Date under the Merger Agreement, the redemption of the Company’s existing senior convertible notes, and the payment of fees and expenses related to the foregoing, amongst other purposes. The proceeds of the ABL Facility may be used for, amongst other purposes, working capital purposes and other general corporate purposes, and on the closing date the amount that can be drawn is limited to a specified amount. We refer to the financing contemplated by the Debt Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Debt Financing.”

The Debt Commitment Letter and the commitments and undertakings of both Ally and HPS will automatically terminate (i) in the event that the initial borrowing in respect of the Closing Date Term Loan Facility does not occur on or before the date that is five business days after the End Date (as defined in the Merger Agreement), unless each of Ally and HPS, in their sole discretion, agree in writing to an extension or (ii) if earlier, upon the valid termination of the Merger Agreement in accordance with its terms prior to the Effective Time. Each of Parent and Purchaser has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason, Parent and Purchaser will use, and cause their respective subsidiaries to use, their reasonable best efforts to arrange to obtain alternative financing from alternative sources, in an amount, when added with Parent’s and Purchaser’s existing cash on hand and the Equity Commitment, sufficient to consummate the transactions contemplated in the Merger Agreement as promptly as practicable following the occurrence of such event, which would not (a) involve terms and conditions that are less beneficial in the aggregate to Parent or Purchaser and (b) would not reasonably be expected to prevent, impede or delay the consummation of the closing of the Merger.

Although the Debt Financing described in this Schedule 14D-9 is not subject to a due diligence or “market out,” such financing may not be considered assured. As of December 17, 2020, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available.

The foregoing summary description of the Debt Commitment Letter is qualified in its entirety by reference to the Debt Commitment Letter, which is filed as Exhibit (e)(21) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Prior to signing the Merger Agreement, AIP, LLC and the Company entered into a confidentiality agreement, effective as of August 7, 2020 (the “Confidentiality Agreement”), pursuant to which AIP, LLC agreed, subject to certain exceptions, to keep confidential certain nonpublic information about the Company in connection with the consideration of a possible business transaction involving AIP, LLC or an affiliate of AIP, LLC and the Company. AIP, LLC’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement, and will expire two years after the date of the Confidentiality Agreement. The Confidentiality Agreement also includes a customary one-year standstill provision prohibiting certain actions by AIP, LLC and its affiliates and associates in respect of the Company’s securities and stockholders, and a customary two-year restriction on the solicitation of the Company’s employees by AIP, LLC and its affiliates, each subject to certain exceptions.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9, and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company Board was aware of these interests and considered them, among other matters, in evaluating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation - Background and Reasons for the Recommendation - Reasons for the Company Board’s Recommendation.”

The Company’s executive officers are as follows:

Name of Executive Officer	Position
Charles Fabrikant	Executive Chairman, President and Chief Executive Officer

Eric Fabrikant	Chief Operating Officer

William C. Long	Executive Vice President, Chief Legal Officer and Corporate Secretary

Bruce Weins	Senior Vice President and Chief Financial Officer

Outstanding Shares Held by Executive Officers and Directors

If the Company’s executive officers and directors who own Shares (not including any Company Options or unvested Company Restricted Shares) tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, the executive officers and directors will receive in exchange for their Shares, the same cash consideration on the same terms and conditions as the other stockholders of the Company upon the consummation of the Merger. The following table sets forth (i) the number of Shares (excluding Shares subject to issuance pursuant to outstanding Company Options and Company Restricted Shares) beneficially owned as of December 16, 2020 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

The Company’s executive officers and directors cannot participate in the Offer with respect to Company Options that have not been exercised or Company Restricted Shares that have not vested, in each case, prior to the Expiration Date, as it may be extended in accordance with the terms and conditions of the Merger Agreement.

Name of Executive Officer or Director	Number of Shares	Aggregate Cash Consideration for Shares ($)
Charles Fabrikant	876,493	36,374,460
Eric Fabrikant	48,394	2,008,351
William C. Long	9,019	374,289
Bruce Weins	5,951	246,967
David R. Berz	3,800	157,700
Gail Harris	375	15,563
Oivind Lorentzen	49,316	2,046,614
Christopher P. Papouras	1,375	57,063
David M. Schizer	3,125	129,688

Treatment of Equity Awards in the Transaction

Treatment of Company Options

The Merger Agreement provides that, at the Effective Time, each then outstanding and unexercised Company Option, whether or not vested, will be cancelled and converted into the right to receive a cash payment (without interest) equal to (i) the excess (if any) of (a) the Per Share Merger Consideration over (b) the per Share exercise price of such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. Any Company Option that has a per Share exercise price equal to or greater than the Per Share Merger Consideration will be cancelled upon the Effective Time for no consideration.

The following table sets forth, for our executive officers and five non-employee directors, (i) the number of Shares underlying the vested portion of the Company Options (the “Vested Company Options”) as of December 4, 2020, (ii) the number of Shares underlying the unvested portion of the Company Options (the “Unvested Company Options”) as of December 4, 2020, (iii) the weighted average exercise price of each category of Company Options, and (iv) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with such aggregate cash consideration calculated, with respect to each Company Option, by multiplying (a) the excess of the Per Share Merger Consideration over the exercise price of the Vested Company Option or Unvested Company Option, as applicable, by (b) the number of Shares subject to the Vested Company Option or Unvested Company Option, as applicable. If a holder of a Company Option is involuntarily terminated prior to the Closing Date, the Company shall have the discretion to accelerate the vesting of such awards (assuming that none of the Company Options are forfeited or exercised after December 4, 2020).

	Vested Company Options				Unvested Company Options		Aggregate Outstanding Company Options
Name of Executive Officer or Director	Shares Underlying Vested Company Options	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Aggregate Company Option Payment ($)(1)
Charles Fabrikant	330,894	42.80	681,762	229,396	39.61	885,324	1,567,086
Eric Fabrikant	113,366	41.81	278,274	67,702	38.98	290,386	568,660
William C. Long	10,926	43.05	18,706	18,772	38.67	88,021	106,727
Bruce Weins	40,872	43.31	90,322	23,960	41.56	65,808	156,130
David R. Berz	24,112	43.90	39,837	3,000	26.82	44,040	83,877
Gail Harris	--	--	--	3,000	26.82	44,040	44,040
Oivind Lorentzen	141,107	48.50	--	3,000	26.82	44,040	44,040
Christopher P. Papouras	6,000	48.01	--	3,000	26.82	44,040	44,040
David M. Schizer	20,625	42.58	39,837	3,000	26.82	44,040	83,877

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(1)

The weighted average exercise price has been included for illustrated purposes. To estimate the value of payments for Vested Company Options or Unvested Company Options, as applicable, the aggregate number of Shares subject to the Vested Company Options or Unvested Company Options, as applicable, as of December 4, 2020, was multiplied by the excess (if any) of (i) the Per Share Merger Consideration of $41.50 over (ii) the exercise price of the applicable Company Options.

Treatment of Company Restricted Shares

The Merger Agreement provides that, at the Effective Time, each then outstanding Company Restricted Share will become fully vested (without regard to the satisfaction of any vesting or other lapse restriction) and will be cancelled and converted into the right to receive a cash payment (without interest) equal to the Per Share Merger Consideration.

The following table sets forth, for each executive officer and the five non-employee directors, (i) the number of unvested Company Restricted Shares as of December 4, 2020 and (ii) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with that aggregate cash consideration calculated by multiplying (a) the Per Share Merger Consideration by (b) the number of unvested Company Restricted Shares (and assuming that none of the Company Restricted Shares are forfeited or vest after December 4, 2020).

	Unvested Company Restricted Shares
	Number of Company Restricted Shares	Aggregate Payment ($)(1)
Charles Fabrikant	63,000	2,614,500
Eric Fabrikant	54,000	2,241,000
William C. Long	19,800	821,700
Bruce Weins	18,900	784,350
David R. Berz	--	--
Gail Harris	--	--
Oivind Lorentzen	--	--
Christopher P. Papouras	--	--
David M. Schizer	--	--

_______________________

(1)	To estimate the value of payments for unvested Company Restricted Shares, the aggregate number of unvested Company Restricted Shares was multiplied by the Per Share Merger Consideration of $41.50.

Retention Program

In order to ensure that the management of the Company and other key employees remain motivated and focused during the pendency of the Transactions, the Compensation Committee of the Company (the “Compensation Committee”) approved a retention pool not to exceed $4.5 million in connection with the Transactions (the “Retention Pool”). Unless otherwise determined by the parties, any retention payments will be paid 50% upon closing of the Merger and 50% in December of 2021, in each case, subject to the employee’s continued employment through Closing or December 30, 2021, as applicable. If an employee’s employment is terminated by the Company without “cause” prior to the payment of any portion of his or her retention award, the Company will be permitted to pay the unpaid portion(s) of the retention award to such employee, subject to the employee’s execution of an effective release of claims. The Company's executive officers are eligible to receive retention awards from the Retention Pool. The recipients of retention awards and the amounts payable to any recipient is subject to approval by the Compensation Committee. At this time, no decisions have been made with respect to recipients or amounts to be allocated under the Retention Pool.

Treatment of 2020 Annual Bonuses

The Company is permitted to pay annual cash bonuses in respect of the 2020 calendar year under the Company’s Management Incentive Plan prior to the Effective Time, and if such amounts are not paid by the Effective Time, will be paid by the Surviving Corporation by March 15, 2021. The amounts payable to the executive officers under the Management Incentive Plan in respect of 2020 annual bonuses will be determined by the Compensation Committee consistent with past practice, but will be paid in a lump sum rather than pursuant to a deferred payment schedule. Consistent with the Company’s historic practices, if an executive officer experiences a termination by the Company without “cause” prior to the payment of 2020 annual bonuses, he will be paid his respective 2020 annual bonus payment at the time 2020 annual bonus payments are made to active Company employees. The actual amount of a 2020 annual bonuses has not yet been determined, but an estimated value of the 2020 annual bonus payment for each named executive officer is set forth in the table entitled “Golden Parachute Compensation Table.”

Deferred Annual Bonuses

Under the Company’s Management Incentive Plan, annual bonuses have historically been paid in installments in order to enhance the retention value of bonus awards. Specifically, 60% of the annual bonus was payable in the year immediately following the applicable performance year, with 20% being paid on each of the next two anniversaries thereof, subject to the executive’s continued employment with the Company on the applicable payment date (except in the case of certain involuntary termination events). The Company is permitted to pay the portion of cash bonuses under the Management Incentive Plan in respect of any year prior to 2020 which, pursuant to the terms of the Management Incentive Plan, are payable following the date of the Merger Agreement (the “Deferred Bonuses”) prior to the Effective Time and, to the extent not so paid, the Deferred Bonuses will be paid by the Surviving Corporation on the first regularly scheduled payroll date following the Effective Time. As a result, each of the executive officers will be paid any previously-deferred portion of annual bonuses in connection with the Merger. The estimated value of the Deferred Bonuses for each named executive officer is set forth in the table entitled “Golden Parachute Compensation Table.”

Treatment of Company ESPP

Pursuant to the terms of the Merger Agreement, the Company has agreed to all actions with respect to the Company’s Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that (i) no participant may increase the percentage amount of his or her payroll deduction election from that in effect as of the date of the Merger Agreement for the offering period under the Company ESPP that is currently in effect (the “Current Offering Period”); and (ii) no new offering period will be commenced under the Company ESPP following the date of the Merger Agreement. If the Effective Time occurs prior to the end of the Current Offering Period, then there will be no purchases of Shares under the Company ESPP for such Current Offering Period and the Company ESPP optionholders’ accumulated payroll deduction for the Current Offering Period will be returned to the Company ESPP optionholders without interest.

Director Compensation

The Company's non-employee directors received compensation for the year ending December 31, 2020 pursuant to the Company's non-employee director compensation program as described under the heading “Compensation of Directors” in the Definitive Proxy Statement of SEACOR Holdings Inc. on Schedule 14A, which is filed as Exhibit (e)(3) to this Schedule 14D-9, incorporated herein by reference. For the year ending December 31, 2020, the meeting fees paid to the non-employee directors for “virtual” meetings may be paid at the same rate as the meeting fees that the non-employee directors would have otherwise received for “in-person” meetings, as described therein.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s “named executive officers” included in the Definitive Proxy Statement on Schedule 14A, filed by the Company on April 23, 2020, which is filed as Exhibit (e)(3) to this Schedule 14D-9, and is incorporated herein by reference. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. In this section, the term “golden parachute” describes the Merger-related compensation that will or may be payable to the Company’s named executive officers.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time will occur on January 20, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) each of the Company’s named executive officers will remain employed by the Company through that time, (iii) Company Options and Company Restricted Shares outstanding as of December 4, 2020 vest and are cashed out based on a Per Share Merger Consideration of $41.50 (and, other than ordinary course vesting in accordance with the terms of the applicable award agreement, do not otherwise vest prior to January 20, 2021 and that no outstanding Company Options are exercised prior to such date), (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time and (v) no named executive officer enters into any new agreement with the Company or Parent, or is otherwise legally entitled to any additional “golden parachute” compensation or benefits. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including but not limited to the assumptions described in the footnotes to the following table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

	Golden Parachute Compensation Table
Named Executive Officer	Cash($) (1)	Equity ($) (2)	Total ($)
Charles Fabrikant	2,046,767	4,181,586	6,228,353
Eric Fabrikant	1,698,769	2,809,660	4,508,429
William C. Long	585,606	928,427	1,514,033
Bruce Weins	474,817	940,480	1,415,297

___________________

(1)

No Cash Severance for Named Executive Officers. None of the named executive officers are party to an arrangement that would require the Company to pay or provide severance benefits upon a termination of employment.

2020 Annual Bonus. The Company is permitted to pay annual cash bonuses in respect of the 2020 calendar year under the Company’s Management Incentive Plan prior to the Effective Time, and if such amounts are not paid by the Effective Time, they will be paid in March of 2021 by the Surviving Corporation. The amounts payable to the named executive officers under the Management Incentive Plan in respect of 2020 annual bonuses will be determined by the Compensation Committee consistent with past practice, but will be paid in a lump sum rather than pursuant to a deferred payment schedule. These amounts will be paid regardless of whether the Transactions are consummated and have been earned based on 2020 performance. The actual amount of 2020 annual bonuses has not yet been determined, but, for illustration purposes, the estimated amounts shown below are based on 85% of the annual bonuses paid to the executive officers in respect of 2019 performance.

Deferred Bonuses. Under the Management Incentive Plan, annual bonuses have historically been paid in installments in order to enhance the retentive value of bonus awards. Specifically, 60% of the annual bonus was historically paid in the year immediately following the applicable performance year, with 20% being paid on each of the next two anniversaries thereof, subject to the executive’s continued employment with the Company on the applicable payment date (except in the case of certain involuntary termination events). The Company is permitted to pay the Deferred Bonuses prior to the Effective Time and, to the extent not so paid, the Deferred Bonuses will be paid by the Surviving Corporation on the first regularly scheduled payroll date following the Effective Time. These amounts are “single trigger” payments, but have already been earned based on prior performance, and were previously subject to continued service conditions through the payment dates described above.

Named Executive Officer	Illustrative 2020 Annual Bonuses ($)	Deferred Bonuses ($)	Total ($)
Charles Fabrikant	1,062,500	984,267	2,046,767
Eric Fabrikant	977,500	721,269	1,698,769
William C. Long	340,000	245,606	585,606
Bruce Weins	276,520	198,567	474,817

___________________

(2)

Outstanding and Unvested Company Options and Company Restricted Shares. The amounts in this column represent the estimated value of the outstanding and unvested Company Options and Company Restricted Shares held by each of the named executive officers that will vest and be cancelled at the Effective Time and converted into the right to receive a cash payment based on the Per Share Merger Consideration. The value of the cash payment for the Company Options is calculated by multiplying the excess (if any) of the Per Share Merger Consideration over the respective per Share exercise price of the applicable Company Option by the number of Shares subject to that Company Option. The value of the cash payment for the Company Restricted Shares is calculated by multiplying the number of Company Restricted Shares by the Per Share Merger Consideration. The amounts in this column are considered “single trigger” amounts, as those awards will become payable solely as a result of the consummation of the Merger. The table below assumes that the Effective Time occurs on January 20, 2021 and sets forth the value of the outstanding and unvested Company Options and Company Restricted Shares as of December 4, 2020 (less any portion of the award that vests in the ordinary course under the applicable award agreement), assuming an Offer Price of $41.50. No value is shown for any Company Option that has an exercise price per Share equal to or greater than $41.50.

Named Executive Officer	Value of Company Options ($)	Value of Company Restricted Shares ($)	Total Value ($)
Charles Fabrikant	1,567,086	2,614,500	4,181,586
Eric Fabrikant	568,660	2,241,000	2,809,660
William C. Long	106,727	821,700	928,427
Bruce Weins	156,130	784,350	940,480

Future Arrangements

Effective as of the Closing, Mr. C. Fabrikant will step down as Executive Chairman, President and Chief Executive Officer of the Company. Mr. E. Fabrikant will assume the role of Chief Executive Officer going forward. It is possible that the named executive officers will enter into new compensation arrangements with an affiliate of AIP Fund VII or the Surviving Corporation. Those arrangements may include, among other things, agreements regarding future terms of employment (including severance payments), the right to receive equity or equity-based awards and/or to receive retention bonus awards. Any of these types of arrangements are currently expected to be entered into only after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with AIP Fund VII or its affiliates.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Compensation Committee will approve under Rule 14d-10(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any employment compensation, severance or employee benefit agreements, arrangements or understandings between Parent, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or that will be entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to that officer, director or employee, and will take all other action reasonably necessary to ensure that those arrangements fall within the nonexclusive safe harbor provisions under Rule 14d-10(d)(2) of the Exchange Act.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, under the Company’s Restated Certificate of Incorporation (the “Charter”) and the Company’s Sixth Amended and Restated Bylaws (the “Bylaws”), the Company has agreed to indemnify, to the fullest extent authorized by the DGCL, each director, officer or employee of the Company who is involved in any litigation or other proceeding because such person is or was a director, officer or employee of the Company or is or was serving as a director, officer, partner, employee or agent of another entity at the Company’s request, against all expense, judgments, taxes, fines and amounts paid in settlements incurred in connection therewith. The right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, with such security, if any, as the Company Board or stockholders may reasonably require, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, to the extent acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal arising out of, relating to or in connection with the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time in such Person’s capacity as a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its Charter and Bylaws in effect on the date of the Merger Agreement to indemnify such Person.

The Merger Agreement further provides that, for a period of six years after the Effective Time, or if any applicable statute of limitations is extended to a later date, for a period ending on such later date, the provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers will be no less favorable to such directors and officers than such provisions contained in the Company’s Charter and Bylaws in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time, or if any applicable statute of limitations is extended to a later date, for a period ending on such later date, in any manner that would adversely affect the rights thereunder of any such individuals.

The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification, and (ii) Parent, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

The Merger Agreement further provides that, Parent will maintain, or will cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time. At the option of Parent, in lieu of maintaining such current policies, the Company will purchase from insurance carriers with comparable credit rating, no later than the Effective Time, a six-year “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated by the Merger Agreement; provided, however, that after the Effective Time, Parent and the Surviving Corporation will not be required to pay in the aggregate for such coverage under each such policy more than 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case will purchase as much coverage as reasonably practicable for such amount. In the event the Company elects to purchase such a “tail policy”, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder for six years from the Effective Time.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter and Bylaws, which have been filed as Exhibits (e)(1), (e)(15), (e)(16) and (e)(17), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Section 16 Matters

The Merger Agreement provides that, prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company Restricted Shares in the Merger by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause those dispositions and/or cancellations to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

At a meeting of the Company Board held on December 4, 2020, the Company Board (i) determined that it is fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement providing for the Merger in accordance with the DGCL, (ii)approved the Merger Agreement and the Transactions in accordance with the DGCL, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

As part of the Company’s ongoing consideration and evaluation of its long-term strategic goals and plans in order to best enhance stockholder value, the Company Board and the management of the Company periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans.

In the summer of 2019, Mr. Eric Fabrikant, the Chief Operating Officer of the Company (the “COO”), received an unsolicited indication from Party A that it would be interested in acquiring a majority of the Company’s tanker business.  The COO reported the indication to the Company Board, which determined that it would not be in the best interest of the Company to consider a sale of a portion of the tanker business at that time.  However, following this indication of interest, in September 2019, the Company Board asked representatives of Foros Securities LLC (“Foros”) to make a presentation regarding its qualifications. In February and March 2020, stock markets in the United States saw trading prices decline as the COVID-19 pandemic spread, and the trading price of the Shares declined significantly during this period.  However, as trading prices generally recovered during the second quarter of 2020, the trading price of the Shares remained depressed.

In March and April of 2020, Party A and Party B separately contacted the COO to inquire whether the Company would be willing to consider a strategic transaction including the possibility of a negotiated sale of the Company.  Following consultation with Mr. Charles Fabrikant, the Executive Chairman of the Board, and Mr. David Berz, the Lead Director, the management of the Company spoke to Party A and Party B on a preliminary basis solely to gain a better understanding of the strategic transactions they were contemplating and their respective approaches to valuation for the Company, and to provide historical information about the Company.  The management of the Company did not share forward-looking information, forecasts or any other material, non-public information with either Party A or Party B on those calls. Following those conversations, Party A and Party B both indicated to the COO that they believed the Shares were undervalued.  Party A indicated that, on a preliminary basis, it valued the Company at close to $40.00 per Share; Party B said that it valued the Company in the mid-$30s per Share.

The continued pressure on the Share price, and the unsolicited interest in the Company prompted the management of the Company to propose that the Company Board consider engaging a financial advisor to help the Company explore strategic alternatives. In May of 2020, the Company Board held sessions to interview representatives from Foros and another investment bank to discuss their qualifications, their views of the markets in which the Company operates and the strategic alternatives available to the Company. Following those interviews and discussions amongst the Board members, the Company Board determined to engage Foros in June of 2020 as financial advisor to assist the Company in its assessment of the Company’s strategic positioning and plan, and its future discussions with third parties with respect to potential strategic transactions.

Following its engagement, representatives of Foros worked with the management of the Company to assist management in developing a detailed financial model of the business, by business unit, through 2024.  On July 6, 2020, the Company Board met, with members of the management of the Company and representatives of Foros present.  At the meeting, Foros reviewed with the Company Board that detailed financial model, including a financial forecast. The presentation also addressed potential macro-economic developments and their expected impact on the model.

On July 29, 2020, the Company Board held a special meeting with the COO, representatives of Foros, and representatives of the Company’s legal counsel, Milbank LLP (“Milbank”), present. At the meeting, Foros presented regarding potential strategic alternatives available to the Company, including potential acquisitions, asset sales, spin-off transactions and merger transactions, as well as a stand-alone strategy.  Foros indicated its belief that, taking into account all relevant factors and risks, a sale of the Company as a whole would likely create more value for stockholders than other potential alternatives.  After discussion, the Company Board determined to begin a confidential, multi-stage process to explore a potential sale of the Company, which process would enable the Company Board to assess options for delivering value to the Company’s stockholders before determining whether the process should continue into a second stage involving more robust due diligence and detailed discussion of transaction terms. The Company Board authorized Foros to work with the management of the Company to continue exploring a variety of strategic alternatives, prepare materials to use with potential buyers (including projections in substantially the form of the forecast previously presented to the Company Board), and identify and contact both potential financial buyers and potential strategic buyers.  The Company Board also resolved to meet following the first round of bids to consider what steps, if any, to take next (including whether or not to continue with the process).

Beginning on July 30, 2020, at the direction of the Company Board, Foros and the management of the Company contacted a total of 26 parties, including AIP, Party A and Party B, to maximize the chances of generating interest from a broad range of parties and to ensure that the Company obtained a thorough understanding of potential counterparties’ interest in a strategic transaction.  The parties contacted by Foros and the management of the Company included both potential strategic and financial bidders.  Foros’s discussions with interested parties focused mainly on a whole company acquisition, but Foros also explored interest in potential alternative transactions, including the acquisition of specific business units of the Company. A total of 14 parties, including AIP, executed non-disclosure agreements with the Company and received access to a confidential information package with further detail on the Company’s businesses, the Projections, and, if requested, responses to diligence questions, as well as a process letter that included an initial bid submission deadline of September 14, 2020. Of those 14 parties, 4, including AIP, received additional information or participated in calls with members of the management of the Company.

On August 5, 2020, Foros provided AIP with an initial draft confidentiality agreement. Over the next two days, AIP and Foros negotiated the terms of the confidentiality agreement. On August 7, 2020, AIP and the Company entered into the Confidentiality Agreement (as described above).

On August 28, 2020, representatives of AIP had a telephonic meeting with the COO to discuss the Company’s various businesses and industries at a high level.  The parties did not discuss the terms of any potential transaction at this telephonic meeting.

By September 14, 2020, three parties had submitted written indications of interest. AIP submitted a preliminary indication of interest to acquire the entire Company at a price of $40.00 per Share through either (i) a standalone acquisition of the Company for cash or (ii) a merger between AIP’s Jones Act marine services portfolio company Rand Logistics (“Rand”) and the Company, with both cash and equity proceeds as deal consideration. Party B submitted a preliminary indication of interest to acquire the Company at a price of $36.00 per Share in cash. When Party B submitted its preliminary indication of interest, it also indicated that the per Share price could potentially increase based on certain factors that would need to be confirmed during its due diligence. Party C submitted a preliminary indication of interest to acquire the Company’s Waterman, harbor towing and bunkering businesses, as well as certain non-controlling interests held by the Company in other businesses, for an aggregate price of between $189 million and $219 million in cash. In addition, Party D verbally indicated interest in partnering with another party in an acquisition of the entire Company, but did not submit a formal indication of interest. A number of other parties verbally indicated interest in potentially acquiring parts of the Company's business but did not submit indications of interest. Party A did not submit an indication of interest.

On September 22, 2020, the Company Board held a special meeting, with the COO and representatives of Milbank and Foros present. At the request of the Company Board, Foros reviewed the process conducted to date and described the indications of interest received to date from AIP, Party B and Party C, as well as the verbal indications of interest received from other parties. Foros also reviewed with the Company Board, at its request, certain strategic transactions other than a sale of the Company that had been discussed with the Company Board previously.  After discussion, the Company Board determined, based on the preliminary indications provided by the bidders, that the Company and Foros should continue exploring a potential transaction involving a sale of the entire Company with AIP and Party B.  The Company Board further determined, based on discussions with Foros and its deliberations, that it was not interested in the proposed merger with Rand included in AIP’s preliminary indication of interest or the asset sale transaction proposed by Party C, due partly to its belief that the interests of the stockholders of the Company would be better served by the stockholders of the Company receiving cash as a result of  whole-company transaction, as opposed to the stockholders of the Company receiving stock in a private company as a result of the proposed merger with Rand. The Company Board also directed the management of the Company and Foros to explore whether Party C and Party D might be interested in undertaking a whole-company transaction together.

Following the Company Board meeting, at the direction of the Company Board, Foros invited AIP and Party B to the second phase of the process and granted them access to a virtual data room. At the direction of the Company Board, Foros also informed AIP that the Company Board was only interested in a potential standalone take-private transaction and would not be considering the proposed merger with Rand included in AIP’s preliminary indication of interest.  In addition, in accordance with the Company Board’s direction, Foros requested Party C and Party D to consider making a joint proposal to acquire the entire Company, but Party C declined.

On October 13, 2020 and October 14, 2020, representatives of Party B met with the management of the Company and representatives of Foros. On October 19 and October 20, 2020, representatives of AIP met with the management of the Company and representatives of Foros.

Over the course of the next several weeks, AIP and Party B each conducted due diligence and interacted further with members of the management of the Company.

On October 28, 2020, a draft of a merger agreement prepared by Milbank was uploaded to the virtual data room and, at the direction of the Company, Foros sent AIP and Party B a final bid process letter requesting (i) a markup of the merger agreement by November 11, 2020 and (ii) a final bid letter by November 18, 2020.

On October 29, 2020, representatives of AIP held a telephonic meeting with the COO to discuss corporate expense reduction opportunities in connection with the transaction.

On November 11, 2020, AIP submitted a mark-up of the merger agreement. On November 16, 2020, Milbank had a call with Ropes & Gray LLP (“Ropes”), AIP’s legal counsel, to clarify certain of the points raised in the mark-up. Milbank also discussed with Ropes how the Company Board would likely view certain changes included in the mark-up submitted by AIP.  Also on November 16, 2020, Party B’s financial advisor communicated to Foros that Party B was no longer prepared to offer a price at the level reflected in its indication of interest.

On November 18, 2020, AIP submitted a final bid letter to acquire the entire Company for $41.00 per Share in cash, along with executed debt financing commitments and a further revised mark-up of the merger agreement which responded to points that were discussed on the call between Ropes and Milbank. AIP indicated that its proposal was not subject to any financing contingencies. AIP also indicated in its bid letter that it would welcome, but not require, co-investment or equity rollover from the management of the Company, and may require certain restrictive covenant agreements to be executed with members of the management of the Company.  AIP’s bid letter requested a 15-day exclusivity period for the negotiation and execution of a definitive merger agreement.

Also on November 18, 2020, Party B submitted a letter stating that it was unable to submit an offer with the price reflected in its initial indication of interest, and that it therefore felt it was not appropriate to submit a formal proposal to the Company at such time.

On November 19, 2020, the members of the Company Board, other than Mr. C. Fabrikant, held a special meeting, with representatives of Milbank present, to discuss AIP’s bid and the timing and next steps for the Company’s ongoing strategic process. The Company Board had elected to hold a meeting without Mr. C. Fabrikant present in light of the potential continuing role of Mr. C. Fabrikant’s son, Mr. E. Fabrikant, in the Company after the closing of the potential transaction, and the invitation from AIP for members of the management of the Company, including Mr. C. Fabrikant and his son, to potentially roll over their equity in the potential transaction, and any actual or perceived conflict of interest that might arise therefrom.

Later that day, the Company Board held another special meeting, with all directors present, as well as the COO and representatives of Milbank and Foros. The Company Board discussed with its advisors the financial and legal aspects of the proposal received from AIP.  Mr. C. Fabrikant stated that he would not be interested in participating in any co-investment or equity rollover. The Company Board scheduled a meeting to be held the next day for further discussions regarding AIP’s proposal.

Later in the evening, the Company Board again held a special meeting with representatives of Milbank without Mr. C. Fabrikant present.  Milbank and the directors discussed the independent directors’ responsibilities under applicable law and the Company Board’s process for considering and responding to AIP’s proposal. Despite Mr. C. Fabrikant’s decision not to participate in any co-investment or equity rollover, the independent directors determined to hold additional meetings without Mr. C. Fabrikant present to discuss the potential AIP transaction, and requested that Milbank keep them apprised (including through the Lead Director) regarding the status of discussions regarding the potential AIP transaction. The independent directors also determined that given the supervision exercised by the Company Board over the strategic process and Mr. E. Fabrikant’s knowledge of the Company’s businesses, it would be appropriate for Mr. E. Fabrikant to continue to be involved in the negotiations with AIP regarding a potential transaction notwithstanding his potential continuing role in the Company.

On November 20, 2020, the Company Board met with the COO and representatives of Milbank and Foros in attendance, to discuss the valuation of the Company based on the Company’s Projections, and the impact of market and macroeconomic trends, and also to evaluate the option of a stand-alone business plan. Following this discussion, the Company Board directed Foros to approach AIP to seek improvement in its proposed price and to clarify that AIP was not requiring any agreements with members of the management of the Company as a condition to its entry into a definitive merger agreement.

Later on November 20, 2020, following the meeting, representatives of Foros had discussions with AIP in accordance with the Company Board’s instructions. Following internal discussions, on November 20, 2020, AIP contacted representatives of Foros to increase its proposed price from $41.00 per Share in cash to $41.50 per Share in cash, and indicated that it would be prepared not to require the negotiation or entry into any agreement or understanding with any member of the management of the Company prior to the signing of a definitive merger agreement.

On November 22, 2020, the Company Board met with the COO and representatives of Milbank and Foros to discuss the revised proposal from AIP and authorized Milbank and Foros to work with AIP and their legal advisors to negotiate and finalize a form of merger agreement.

On November 23, 2020, representatives of Milbank had a call with representatives of Ropes to discuss the revised draft of the merger agreement that had been submitted with AIP’s final bid. During this call, Milbank indicated to Ropes that Mr. C. Fabrikant was not interested in participating in any co-investment or equity rollover.  Milbank and Ropes also confirmed that there had not been any prior discussions, agreements, or understandings between any member of the management of the Company and AIP regarding post-transaction employment or investment terms, and that there would be no such discussions, agreements, or understandings prior to the signing of a definitive merger agreement.

AIP and its representatives continued to conduct business, financial and legal due diligence (which included a series of vessel inspections conducted by third parties) and had related calls with the management of the Company and their representatives throughout this period until the execution of the merger agreement.  These included discussions between the COO and representatives of AIP regarding the Company's willingness and ability to implement retention and severance arrangements.

On November 25, 2020, Milbank circulated a revised version of the merger agreement to Ropes. On November 27, 2020, representatives of Milbank had another call with representatives of Ropes to discuss the latest mark-up.

On November 29, 2020, the Company Board met with representatives of Milbank, without Mr. C. Fabrikant present, to discuss the current state of negotiations with AIP.

On November 30, 2020, Ropes circulated to Milbank a revised draft of the merger agreement, as well as a draft limited guarantee and equity commitment letter. Representatives of Ropes and Milbank continued to have discussions and negotiations regarding the merger agreement and related ancillary documents over the next few days.

On December 2, 2020, the Company Board met with the COO and representatives of Milbank and Foros. Milbank updated the Company Board on the terms of the revised merger agreement and its negotiations with Ropes regarding the contract terms. The members of the Company Board then engaged in a discussion regarding the merger agreement, and instructed the representatives of Milbank and Foros to work to finalize negotiations in advance of a Company Board meeting on December 4, 2020.

Following the Company Board meeting, from the evening of December 2, 2020 through December 4, 2020, representatives of Ropes and Milbank exchanged drafts of the merger agreement and related documents and finalized their terms.

In the afternoon on December 4, 2020, the Company Board met to discuss the proposed final form of merger agreement and related documents. The Milbank representatives updated the Company Board on the terms of the merger agreement finalized with Ropes, and Foros delivered to the Company Board its oral opinion that, as of that date and based upon and subject to various assumptions and limitations described in Foros’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares or the Dissenting Shares) was fair, from a financial point of view, to such holders. Mr. C. Fabrikant stated that he supported approval of the Merger Agreement and the transactions contemplated thereby and believed them to be in the best interests of the Company and the stockholders of the Company, and left the meeting to permit discussion among the other directors. Following this discussion, the remaining members of the Company Board (i) determined that it is fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement in accordance with the DGCL, (ii) approved the Merger Agreement and the Transactions in accordance with the DGCL, (iii) resolved that the Merger should be effected under Section 251(h) of the DGCL and (iv) resolved recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

During the evening of December 4, 2020, the parties executed the Merger Agreement and related documents, and they announced their entry into the Merger Agreement early in the morning on December 7, 2020.

Reasons for the Company Board’s Recommendation

The Company Board has reviewed and considered the Offer after consultation with certain members of the management of the Company and financial and legal advisors. After considering its duties under applicable law, the Company Board has (i) determined that it is fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement providing for the merger with Merger Sub in accordance with DGCL, (ii) approved the Merger Agreement and the transactions contemplated hereby in accordance with the DGCL, (iii) resolved that the merger shall be effected under Section 251(h) of the DGCL and (iv) resolved recommending that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed transaction:

•

Attractive Price. The Company Board considered the all-cash consideration of $41.50 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment for its varied businesses, strategic and short- and long- term operating plans, assets, liabilities and financial condition of the Company, including that the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently as a public company and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence and the uncertain market reaction to a strategy to maximize long-term value;

•

Premium to Market Price. The Company Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $41.50 per Share represents a compelling premium to historical market prices of the Shares, including a 14% premium to the closing price of the Shares on December 4, 2020, the last full trading day before the announcement of the Merger Agreement, and a 31% premium to the volume-weighted average closing price for the Shares for the 90-day period ended on December 4, 2020.

•

Certainty of Value. The Company Board considered that the Offer Price and the Per Share Merger Consideration are all cash, so that the Transactions provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•

Best Strategic Alternative for Maximizing Stockholder Value. After a thorough auction process and review of strategic alternatives, and discussions with the management of the Company and the Company’s financial and legal advisors, the Company Board determined that the Offer Price is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

•

The Company Board considered the course and history of the Company’s discussions and competitive negotiations during the auction process, including: (i) the fact that Party B’s initial offer to acquire the Company for $36.00 per Share, which it later rescinded, was significantly lower than AIP’s offer; (ii) the fact that Party C and Party D did not further engage with the Company following their initial discussions and bids (with Party D not submitting a formal bid); (iii) the fact that Foros contacted 26 financial and strategic parties in connection with the auction process; and (iv) the fact that the Company Board did not accept the initial $41.00 per Share cash proposal made by AIP and did not determine to enter into a merger agreement with AIP until such offer had been increased to $41.50 per Share in cash, together with the Company Board’s belief that it was unlikely that any other party would be willing to acquire the entire Company at a higher price.

•

The Company Board also considered the activities conducted by the Company through the course of 2020 to pursue strategic alternatives (including continuing as a standalone public company), including discussions with members of the management of the Company and its financial and legal advisors regarding such alternatives, and carefully evaluated the risks and potential benefits associated with other strategic or financial alternatives and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the Company Board considered its assessment of the Company’s business, assets, prospects, competitive position, regulatory landscape, historical and projected financial performance, short and long term capital needs and the nature of the industries in which the Company competes.

•

Low Likelihood of Regulatory Impediment. The belief of the Company Board that Parent and the Company will be able to resolve any antitrust questions arising during the merger review process and that impediments presented by the Jones Act are limited because Parent has an affiliate, Rand, that is a Jones Act marine services company;

•

High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited (with no financing condition), (ii) the exceptions, including those related to the COVID-19 pandemic, contained within the “Material Adverse Effect” definition in the Merger Agreement, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals, (iv) Parent’s ability to obtain the requisite financing and its history of completing transactions and (v) Parent’s obligation to pay the Company a fee if $52,000,000 if the Merger Agreement is terminated under certain circumstances, including as a result of Parent’s failure to consummate the Offer and Merger as required by the Merger Agreement;

•

Foros Analysis and Fairness Opinion. The financial analyses presented by Foros to the Company Board and the opinion of Foros that, as of December 4, 2020, and based upon and subject to various assumptions and limitations described in Foros’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares or the Dissenting Shares) was fair, from a financial point of view, to such holders;

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including (i) the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated; (ii) the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $29,000,000 which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a termination fee of such size would be a meaningful deterrent to alternative acquisition proposals; and (iii) the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or intervening event;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL, the conditions to the Offer and the Merger being specific and limited (with no financing condition) and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s businesses would be subject to the potential uncertainty of closing and related disruption; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transaction:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from possible growth, operational improvements, strategic initiatives or otherwise;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance, operating results and Share price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that may be advisable if the Company were to remain an independent public company. The Company Board also considered the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•

Transaction Expenses. The risk that the substantial transaction expenses incurred would have a negative impact on the Company’s cash reserves and operating results should the Transactions not be completed;

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally;

•

Risk of Consummation. The risk that any conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Transactions are not completed. The Company Board also considered the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause partners and others to seek to change existing business relationships with the Company; and

•

Other.  Various other risks associated with the Merger and the business of the Company, as more fully described below under the caption “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the management of the Company were assisted and advised by legal counsel and financial advisors, as more fully described below under the caption “Item 3. Past Contacts, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer, the Merger and the Transactions, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the directors, executive officers, affiliates and subsidiaries of the Company currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Management Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Company Board, the management of the Company prepared certain nonpublic, unaudited prospective financial information for fiscal years 2020 through 2024 (the “Projections”). The Projections were provided to the Company Board in considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Foros, and were relied upon by Foros in performing the financial analyses in connection with the rendering of its fairness opinion to the Company Board as described in “-Opinion of Foros Securities LLC” and were the only financial projections with respect to the Company used by Foros in performing such financial analyses. In addition, the Projections were presented to Parent and other potential counterparties.

The Company is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating Parent’s proposal. The Company makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the Company’s businesses, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for the Company’s businesses. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, risks relating to the COVID-19 pandemic, volatility the pandemic has caused in the capital markets and the effects it has had and could continue to have on the global economy, the potential impact of governmental responses to the pandemic on the Company’s business, operations and personnel, financial condition, results of operations, cash flows and liquidity, risks relating to weakening demand for the Company’s services as a result of unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters or failures to finalize commitments to charter vessels, increased government legislation and regulation of the Company’s businesses that could increase the cost of operations, increased competition if the Jones Act is repealed, liability, legal fees and costs in connection with the provision of emergency response services, decreased demand for the Company’s services as a result of declines in the global economy due to the COVID-19 pandemic, declines in valuations in the global financial markets and a lack of liquidity in the credit sectors, interest rate fluctuations, availability of credit, inflation rates, changes in laws, trade barriers, commodity prices and currency exchange fluctuations, the cyclical nature of the oil and gas industry, activity in foreign countries and changes in foreign political, military and economic conditions, changes in foreign and domestic oil and gas exploration and production activity, safety record requirements related to the Company’s Ocean Services business, decreased demand for the Company’s Ocean Services business due to construction of additional refined petroleum product, natural gas or crude oil pipelines or due to decreased demand for refined petroleum products, crude oil or chemical products or a change in existing methods of delivery, compliance with U.S. and foreign government laws and regulations, including environmental laws and regulations and economic sanctions, the dependence of the Company’s Ocean Services and Inland Services businesses on several key customers, consolidation of the Company’s customer base, the ongoing need to replace aging vessels, industry fleet capacity, restrictions imposed by the Shipping Acts on the amount of foreign ownership of the Shares, operational risks of the Company’s Ocean Services and Inland Services businesses, effects of adverse weather conditions and seasonality, the level of grain export volume, the effect of fuel prices on barge towing costs, variability in freight rates for inland river barges, the effect of international economic and political factors on the Company’s Inland Services business’s operations, the ability to realize anticipated benefits from acquisitions and other strategic transactions, adequacy of insurance coverage, the attraction and retention of qualified personnel by the Company, changes in U.S. and international trade policies, the factors described under “Item 8. Additional Information - Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company or any of its affiliates, advisors or representatives assumes any responsibility for the accuracy of validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. None of the Company or any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. None of the Company or any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved or the overall future performance of the Company. The Projections were prepared based on the Company’s continued operation as a standalone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are thus subject to interpretation.

The Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Company Board to evaluate the Transactions and to Foros for its reliance in its analysis and opinion to the Company Board with respect to the Offer Price. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these non-GAAP Projections and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the management of the Company at the time of their preparation.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections were finalized in August 2020 by the management of the Company based on their assumptions about the Company’s continued operation as a standalone, publicly traded company using the information available to the management of the Company at the time the Projections were created. The projections reflect a risk-adjusted outlook, based on certain internal assumptions about financial, economic, monetary, market and other conditions and circumstances and other relevant factors related to the Company’s long-range operating plan. All of these conditions and circumstances are difficult to predict and many of them are beyond the Company’s control.

In preparing the Projections, the management of the Company made the following material assumptions:

●	The level of revenue growth between 2020 and 2024 will be driven in part by (i) an increase in market rates for tanker charters and inland barges, (ii) a continued growth in port service revenues, (iii) a recovery in tourism supporting the growth of the Company’s Island Lines Business, (iv) a growing market opportunity for the Company’s Witt O’Brien’s business and (v) a contribution from the acquisitions Weber Marine, LLC and from other acquisitions that are planned but not yet consummated;

●

Increase in EBITDA margins between 2020 and 20204 will be driven in part by (i) an increase in market rates for tanker charters and inland barges, (ii) operating leverage and (iii) a decline in dry docking expenses; and

●	Capital expenditures are projected to decline from $53 million in 2021 to $5 million or less in 2022 to 2024 as a result of the completion of the Company's new build cycle in 2021.

The Projections were relied upon by Foros in performing the financial analyses in connection with the rendering of its fairness opinion to the Company Board as described in “-Opinion of Foros Securities LLC” (and were the only financial projections with respect to the Company used by Foros in rendering its opinion).

Management Projections
(U.S. Dollars in Millions)

Fiscal Years Ending December 31,

	2020E	2021E	2022E	2023E	2024E
Revenue	$753	$777	$784	$807	$844
EBITDA	$92	$96	$109	$135	$144
Capex	$(34)	$(53)	$(5)	$(3)	$(3)

The following is a summary of the projected unlevered free cash flows for the periods presented, which were calculated by the management of the Company based on the Projections and other Company management projected financial information.

Unlevered Free Cash Flow

(U.S. Dollars in Millions)

Fiscal Years Ending December 31,

	Q4 2020	2021E	2022E	2023E	2024E	Terminal(1)
Unlevered Free Cash Flow	$(2)	$123	$113	$118	$114	$57

___________________

(1)

Terminal year EBITDA adjusted to reflect normalized dry-docking expenses of $20 million based on an average of 2020 to 2024 dry-docking expenses. Terminal year capex and depreciation assumed to equal $65 million based on expected long term normalized replacement capital expenditure requirements.

Opinion of Foros Securities LLC

On December 4, 2020, Foros delivered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 4, 2020, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in Foros’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares or the Dissenting Shares) was fair, from a financial point of view, to such holders.

The full text of the Foros written opinion delivered to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Foros, is attached as Annex A to this Schedule 14D-9. Foros provided its opinion to the Company Board for the information and assistance of the Company Board (in its capacity as such) in connection with and for purposes of the Company Board’s evaluation of the Offer Price from a financial point of view. Foros’s opinion does not address any other aspect of the Offer and the Merger, and does not constitute an opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should act in connection with the Offer and the Merger or any other matter.

In connection with rendering its opinion, Foros:

(1) reviewed certain publicly available business and financial information relating to the Company that Foros deemed relevant;

(2) reviewed certain information, including the Projections and other financial and operating data concerning the Company, prepared by the management of the Company;

(3) discussed the past and current business, operations, financial condition and prospects of the Company with members of management of the Company;

(4) compared the proposed financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of certain other transactions that Foros deemed relevant;

(5) reviewed a draft of the Merger Agreement, dated December 3, 2020; and

(6) performed such other analyses and studies and considered such other factors as Foros deemed appropriate.

In arriving at its opinion, Foros assumed and relied upon, at the Company Board’s direction and without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Projections, publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Projections, Foros assumed, at the Company Board’s direction and without independent verification, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Foros did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. Foros did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Foros assumed, at the Company Board’s direction, that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Foros expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the Offer Price to the extent expressly specified in Foros’s opinion), including, without limitation, the form or structure of the Offer and the Merger. Foros’s opinion was limited to the fairness, from a financial point of view as of the date of its opinion, of the Offer Price to be paid to the holders of the Shares (other than holders of the Cancelled Shares or the Dissenting Shares), and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. In addition, Foros’s opinion was not intended to and did not constitute a recommendation to members of the Company Board as to whether they should have approved the Offer and the Merger or the Merger Agreement, and Foros expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should act in connection with the Offer and the Merger or any other matter.

Foros’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Foros as of, the date of its opinion. It should be understood that subsequent developments could affect Foros’s opinion, and Foros does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Foros’s opinion was approved by Foros’s Opinion Committee.

The following represents a summary of the material financial analyses presented by Foros to the Company Board in connection with Foros’s opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Foros, nor does the order of analyses described represent relative importance or weight given by Foros to those analyses. Some of the summaries of the financial analyses below include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Foros’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 3, 2020, the last completed trading day before the date of the Foros opinion, and is not necessarily indicative of current market conditions. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Foros.

Discounted Cash Flow Analysis

Foros conducted a discounted cash flow analysis on the Company using the Projections. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flow generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flow” refers to a calculation of the future cash flow of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (after stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, payments and proceeds related to acquisitions and divestitures and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which are referred to as that asset’s cash flow, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the forecast period.

The Company’s management calculated the unlevered free cash flow for the Company based on the Projections for the fourth quarter of 2020 and for fiscal years 2021 through 2024. See the section of this Schedule 14D-9 captioned “—Management Projections” for more information with respect to the Projections. Foros calculated a terminal value for the Company by applying perpetual growth rates (“PGR”) of 1.0%, 2.0% and 3.0% to the unlevered free cash flow of the Company during the terminal period, which PGRs were based on considerations that Foros deemed relevant in its professional judgment and experience, including the level of risk inherent in achieving the results reflected in the Projections. The unlevered free cash flow and terminal value using each PGR were then discounted to present values using a discount rate of 10.0%, which was chosen by Foros based upon an analysis of the weighted average cost of capital of the Company using the capital asset pricing model and also based on considerations that Foros deemed relevant in its professional judgment and experience. Based on the foregoing, this analysis indicated an implied equity value per Share equal to $36.78, $39.77 and $43.57, respectively, which values were then compared with the Offer Price of $41.50 per Share.

Historical Trading Price Range

Foros reviewed historical trading prices of the Shares during the COVID-19 pandemic from March 1, 2020 (the day following the first declaration of a state of emergency in the United States) until December 3, 2020 (the last trading day before Foros delivered its opinion to the Company Board), noting that the low and high closing prices during such period ranged from $23.00 per Share to $37.50 per Share, rounded to the nearest 50 cents. Foros also reviewed historical trading prices of the Shares for the twelve (12) months ended December 3, 2020, noting that the low and high closing prices during such period ranged from $23.00 per Share to $45.50 per Share, rounded to the nearest 50 cents. Foros compared the values in these ranges with the Offer Price of $41.50 per Share.

Precedent Transactions Analysis

Foros reviewed and analyzed certain information relating to selected transactions in the maritime transportation and logistics industries announced since October 2010 with an announced total enterprise value between $116 million and $1.18 billion. The selected transactions and the dates on which they were announced are set forth below:

Announcement Date	Target	Acquirer
February 2018	Higman Marine	Kirby
November 2014	Horizon Lines	Matson & Pasha
December 2013	American Petroleum Tankers and State Class Tankers	Kinder Morgan
July 2013	Hornbeck Offshore Marine Assets	Genesis
November 2012	Penn Maritime	Kirby
September 2012	Allied Transportation	Kirby
March 2011	K-Sea Transportation	Kirby
October 2010	American Commercial Lines	Platinum Equity

No company or transaction used in this analysis is identical or directly comparable to the Company or the Offer and the Merger. The companies included in the selected transactions listed above were selected, among other reasons, based on Foros’s experience and professional judgment, because they have certain characteristics that, for the purposes of its analyses, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the precedent transactions analysis. Accordingly, Foros believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Based on publicly available information, as well as consensus data from Factset and Select Wall Street Research, for each of the selected transactions, Foros calculated the total enterprise value (“TEV”) implied for the applicable target company as a multiple of the target company’s EBITDA for the latest twelve (12) month period (“LTM”) ended prior to the public announcement of the relevant transaction and adjusted for dry-docking expenses where available and, if able, the target company’s EBITDA for the next twelve (12) month period (“NTM”) after the public announcement of the relevant transaction and adjusted for dry-docking expenses where available. The overall range of low to high multiples of the target companies’ TEV to LTM EBITDA was 7.2x to 16.7x, with a median TEV to LTM EBITDA multiple of 8.1x. The overall range of low to high multiples of the target companies’ TEV to NTM EBITDA was 6.8x to 11.9x, with a median TEV to NTM EBITDA multiple of 9.4x.

Based on the results of the foregoing calculations, Foros’s analyses of the various transactions and its professional judgment and experience, Foros applied a reference range of TEV to EBITDA multiples of 7.0x to 8.5x to the Company’s estimated EBITDA for fiscal year 2020, as provided in the Projections, to derive a range of implied enterprise values for the Company. From this range of implied enterprise values, Foros subtracted the Company’s debt and minority interests as of September 30, 2020, added (i) the Company’s cash as of September 30, 2020, (ii) the value of the Company’s unconsolidated joint venture interests, assuming a multiple of book value equal to 0.5x, and (iii) the present value of the projected working capital normalization related to the Company’s Witt O’Brien’s business, which represents the present value of the cash flow impact resulting from the return of working capital of the Company’s Witt O’Brien’s business to normal levels over the forecast period as projected by the management of the Company, in each case, calculated using information provided by the Company’s management, and divided the result by the total number of fully diluted Shares outstanding, based on the derived range of illustrative equity values, and calculated using information provided by the Company’s management and using the treasury stock method, to derive a range of implied equity values per Share of $32.00 to $38.50, rounded to the nearest 50 cents. Foros then compared the values in this range with the Offer Price of $41.50 per Share.

Trading Multiples Analysis

Foros calculated the ratio of the trading price of the Shares and the Company’s tangible book value per Share over the twelve (12) months ended December 3, 2020. “Tangible book value” is defined as book value of equity less book value of goodwill and intangible assets. Foros noted that the one-year average of this ratio was 0.86x. Based on the results of the foregoing calculations and its professional judgment and experience, Foros applied a reference range of Share price to tangible book value multiples of 0.80x to 1.00x to derive a range of implied equity values per Share of $30.50 to $38.00, rounded to the nearest 50 cents. Foros then compared the values in this range with the Offer Price of $41.50 per Share.

General

The preparation of a financial opinion is a complex analytical process involving, among other things, various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the processes underlying Foros’s opinion. Foros did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Foros considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Foros made its determination as to fairness of the Offer Price on the basis of its professional judgment and experience after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions, including the Offer and the Merger.

Foros prepared its analyses for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view, as of December 4, 2020, of the Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares or the Dissenting Shares), and based upon and subject to the factors and assumptions described therein. Foros’s analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Foros’s analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Foros, any of their affiliates or any other person assumes responsibility if future results are materially different from those forecast.

Foros provided advice to the Company Board during the negotiations between the Company and Parent. Foros did not, however, recommend any specific amount of consideration to the Company or the Company Board or indicate that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

The decision to enter into the Merger Agreement and make its recommendation to the Company’s stockholders in respect of the Offer and the Merger was solely that of the Company Board. As described above in the section titled “—Reasons for the Recommendation,” Foros’s opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board with respect to the Offer, the Merger or the Offer Price. The foregoing summary does not purport to be a complete description of the analyses performed by Foros in connection with its opinion and is qualified in its entirety by reference to the written opinion of Foros, attached as Annex A to this Schedule 14D-9.

Other than as described in the section titled “Item 5. Person/Assets, Retained, Employed, Compensated or Used,” Foros does not have any material relationship that existed in the last two years, or that is contemplated in the future, between Foros and any of the Company, Parent or Purchaser.

For a description of the terms of Foros’s engagement with the Company, see the discussion set forth in “Item 5. Person/Assets, Retained, Employed, Compensated or Used.”

Item 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company retained Foros to act as its financial advisor in connection with the Company Board’s review of strategic alternatives, including the Offer and the Merger, and in connection with such engagement, Foros delivered its opinion and is entitled to be paid fees for its services, $750,000 of which was received prior to rendering its opinion, $2,000,000 of which was payable in connection with rendering its opinion and up to approximately $13,500,000 of which is contingent upon consummation of the Offer and the Merger. Aside from Foros’s current engagement as the Company’s financial advisor, Foros has not previously been engaged to provide services to the Company or any of its subsidiaries, and Foros has not received any compensation from the Company or any of its subsidiaries.  Foros has not been engaged to provide services to, nor has it received compensation from, Parent or any of its subsidiaries.

Subject to certain limitations, the Company has agreed to reimburse Foros for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement. In addition, the Company has agreed to indemnify Foros and its affiliates, and each of their respective control persons, directors, officers, employees and agents against specified liabilities arising out of Foros’s engagement.

Additional information pertaining to the retention of Foros in “Item 4. The Solicitation or Recommendation - Opinion of Foros Securities LLC” is incorporated by reference herein

Solicitations/Recommendations

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations concerning the Offer or the Merger may be made by directors, officers or employees of the Company, for which services no compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the scheduled vesting of Company Options or Company Restricted Shares and the grant of Company Options or Company Restricted Shares in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share ($)
Charles Fabrikant	12/14/2020	Disposition of Company Shares	5,987	41.6546(1)
Charles Fabrikant	12/11/2020	Disposition of Company Shares	16,387	41.8394(2)
Charles Fabrikant	12/11/2020	Disposition of Company Shares	32,773	41.8394(2)
Charles Fabrikant	12/11/2020	Disposition of Company Shares	2,612	42.02
Charles Fabrikant	12/11/2020	Disposition of Company Shares	351	42.20
Charles Fabrikant	12/11/2020	Disposition of Company Shares	6,792	42.04
Charles Fabrikant	12/10/2020	Disposition of Company Shares	81,334	41.9902(3)
William C. Long	12/4/2020	Grant of Stock Options (Pricing) (4)	2,250	36.29
Bruce Weins	12/4/2020	Grant of Stock Options (Pricing) (4)	2,250	36.29
Charles Fabrikant	12/4/2020	Grant of Stock Options (Pricing) (4)	6,250	36.29
Eric Fabrikant	12/4/2020	Grant of Stock Options (Pricing) (4)	6,250	36.29
David M. Schizer	12/2/2020	Grant of Company Shares	125	0.00
Oivind Lorentzen	12/2/2020	Grant of Company Shares	125	0.00
Gail Harris	12/2/2020	Grant of Company Shares	125	0.00
Christopher P. Papouras	12/2/2020	Grant of Company Shares	125	0.00
David R. Berz	12/2/2020	Grant of Company Shares	125	0.00

___________________

(1)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.65 to $41.68 per share.

(2)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.78 to $42.11 per share.

(3)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $41.93 to $42.10 per share.

(4)

Represents stock options originally awarded to the executive in March of 2020, which, by their terms, had an exercise price equal to the closing price of the Company’s stock on December 4, 2020 and, as a result, were treated as granted for accounting purposes on such date.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers and Directors of the Company - Golden Parachute Compensation,” regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Stockholder Approval of the Merger Not Required

The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “- Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Section 203 of the Delaware Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

●	prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D9, deliver to the Company at 2200 Eller Drive, Fort Lauderdale, Florida, 33316, Attention: Chief Legal Officer, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender his, her or its Shares in the Offer;

●	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

●	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 2200 Eller Drive, Fort Lauderdale, Florida 33316, Attention: Chief Legal Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Per Share Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to (i) promptly file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division with respect to the Offer and the Merger and the other transactions contemplated by the Merger Agreement, but in no event later than ten business days from the date of the Merger Agreement and (ii) use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as reasonably possible. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will change the waiting period with respect to the purchase of Shares in the Offer.

The Company and Parent will each file a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than December 18, 2020 (“HSR Notice”) with the FTC and the Antitrust Division of the DOJ in connection with the Offer. Based on a December 18, 2020 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on January 4, 2021, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division of the DOJ prior to that time.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Annual or Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports for the three months ended March 31, 2020, June 30, 2020 and September 30, 2020, each of which has been filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements discussed in this communication as well as in other reports, materials and oral statements that the Company releases from time to time constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe,” “plan,” “target,” “forecast” and similar expressions are intended to identify forward-looking statements, including statements about the potential benefits of the proposed transaction, the prospective performance and outlook of the surviving company’s business, performance and opportunities, the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction. Such forward-looking statements concern management’s expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters. Forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties that could cause actual results to differ materially from those anticipated or expected by management of the Company. These statements are not guarantees of future performance and actual events or results may differ significantly from these statements. Actual events or results are subject to significant known and unknown risks, uncertainties and other important factors, including (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived; (vi) the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) risks relating to the COVID-19 pandemic, including the volatility the pandemic has caused in the capital markets and the effects it has had and could continue to have on the global economy and (x) various other matters and factors discussed in Item 1A (Risk Factors) of the Company’s Annual report on Form 10-K and other reports filed by the Company with the SEC. It should be understood that it is not possible to predict or identify all such factors. Consequently, the preceding should not be considered to be a complete discussion of all potential risks or uncertainties. Given these factors, investors and analysts should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. The Company disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which the forward-looking statement is based, except as required by law. It is advisable, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (if any). These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

Item 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
(a)(1)(A)

Offer to Purchase, dated December 18, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on the Schedule TO filed by Safari Parent, Inc. and Safari Merger Subsidiary, Inc. on December 18, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)

Joint Press Release dated December 7, 2020, issued by the Company and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 - 12289).

(a)(5)(B)

Letter to the Company’s Employees from Charles Fabrikant, Executive Chairman and Chief Executive Officer of the Company, and Eric Fabrikant, Chief Operating Officer of the Company, first used on December 7, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by SEACOR Holdings Inc. on December 7, 2020).

(a)(5)(C)	Letter to Customers, first used on December 7, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by SEACOR Holdings Inc. on December 7, 2020).

(a)(5)(D)	Customer Talking Points and FAQ, first used on December 7, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by SEACOR Holdings Inc. on December 7, 2020).

(a)(5)(E)

Manager and Captain Talking Points and FAQ, first used on December 7, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by SEACOR Holdings Inc. on December 7, 2020).

(a)(5)(F)	Supplemental Employee Questions, first used on December 11, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by SEACOR Holdings Inc. on December 11, 2020).

(a)(5)(G)*	Opinion of Foros Securities LLC to the Board of Directors of SEACOR Holdings Inc., dated December 4, 2020 (included as Annex A to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated as of December 4, 2020, by and among SEACOR Holdings Inc., Safari Parent, Inc. and Safari Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by SEACOR Holdings Inc. on December 7, 2020).

(e)(2)*	Confidentiality Agreement, effective as of August 7, 2020, by and between SEACOR Holdings Inc. and AIP, LLC.

(e)(3)	Definitive Proxy Statement of SEACOR Holdings Inc. on Schedule 14A (incorporated by reference to SEACOR Holdings Inc.’s Form DEF 14A filed April 23, 2020.)

(e)(4)

SEACOR Nonqualified Deferred Compensation Plan, dated as of October 15, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on October 28, 2005 (File No. 001-12289)).

(e)(5)

Form of Stock Option Grant Agreement for Officers and Key Employees Pursuant to the SEACOR Holdings Inc. 2007 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 8, 2008 (File No. 001-12289)).

(e)(6)

SEACOR Holdings Inc. 2009 Employee Stock Purchase Plan effective March 11, 2009 (as amended through June 5, 2018) (incorporated herein by reference to Appendix A of the Company’s Proxy Statement on DEF 14-A filed with the Commission on April 16, 2018 (File No. 001-12289)).

(e)(7)

SEACOR Holdings Inc. 2007 Share Incentive Plan (as amended through March 11, 2009) (incorporated herein by reference to Appendix B of the Company’s Proxy Statement on DEF 14-A filed with the Commission on April 7, 2009 (File No. 001-12289)).

(e)(8)

SEACOR Holdings Inc. 2007 Share Incentive Plan (as amended through April 23, 2012) (incorporated herein by reference to Appendix A of the Company’s Proxy Statement on DEF 14-A filed with the Commission on April 30, 2012 (File No. 001-12289)).

(e)(9)

Form of Stock Option Grant Agreement for Officers and Key Employees Pursuant to the SEACOR Holdings Inc. Amended 2007 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 6, 2013 (File No. 001-12289)).

(e)(10)

SEACOR Holdings Inc. Management Incentive Plan (incorporated herein by reference to Appendix A of the Company’s Proxy Statement on DEF 14-A filed with the Commission on April 10, 2014 (File No. 001-12289)).

(e)(11)

SEACOR Holdings Inc. 2014 Share Incentive Plan (incorporated herein by reference to Appendix B of the Company’s Proxy Statement on DEF 14-A filed with the Commission on April 10, 2014 (File No. 001-12289)).

(e)(12)	Form of Restricted Stock Grant Agreement (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 23, 2014 (File No. 001-12289)).

(e)(13)	Form of Stock Option Grant Agreement (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 23, 2014 (File No. 001-12289)).

(e)(14)

Form of Non-Employee Director Annual Share Incentive Grant Agreement (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 23, 2014 (File No. 001-12289)).

(e)(15)

Restated Certificate of Incorporation of SEACOR Holdings Inc. (incorporated by reference to Exhibit 3.1 (a) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 and filed with the SEC on May 15, 1997 (File No. 001-12289).

(e)(16)

Certificate of Amendment to the Restated Certificate of Incorporation of SEACOR Holdings Inc. (incorporated herein by reference to Exhibit 3.1(b) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 and filed with the Commission on May 15, 1997 (File No. 001-12289)).

(e)(17)

Certificate of Amendment to the Restated Certificate of Incorporation of SEACOR Holdings Inc. (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-8 (No. 333-126613) filed with the SEC on July 15, 2005).

(e)(18)

Sixth Amended and Restated Bylaws of SEACOR Holdings Inc. (incorporated herein by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2019 (File No. 001-12289)).

(e)(19)*	Limited Guarantee, dated December 4, 2020, by American Industrial Partners Capital Fund VII, L.P., in favor of SEACOR Holdings Inc.

(e)(20)*	Equity Commitment Letter, dated December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Safari Parent, Inc.

(e)(21)	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Safari Parent, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO.)

_____________________

*     Filed herewith.

Annex A – Opinion of Foros Securities LLC to the Board of Directors of SEACOR Holdings Inc., dated December 4, 2020.

Annex B - Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR HOLDINGS INC.

Dated: December 18, 2020	By:	/s/ Bruce Weins
	Name:	Bruce Weins
	Title:	Senior Vice President and Chief Financial Officer

Annex A

OPINION OF FOROS SECURITIES LLC

December 4, 2020

The Board of Directors
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, FL 33316

Members of the Board of Directors:

We understand that SEACOR Holdings Inc., a Delaware corporation (the “Company”) proposes to enter into the Agreement and Plan of Merger, dated as of December 4, 2020 (the “Merger Agreement”), by and among Safari Parent, Inc., a Delaware corporation (“Parent”), Safari Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the “Tender Offer”) for all the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) for $41.50 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) Merger Sub would merge with and into the Company, with the Company surviving (the “Merger”) and each issued and outstanding share of Company Common Stock (other than shares owned by Parent, Merger Sub, any other direct or indirect wholly owned subsidiary of Parent or the Company (or held in the Company’s treasury) immediately prior to the effective time of the Merger, all of which shares would be cancelled and retired and would cease to exist, with no consideration being delivered with respect thereto (collectively, “Cancelled Shares”), and other than shares that are held by stockholders of the Company who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”) and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL, and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (collectively, “Dissenting Shares”)) would be converted into the right to receive an amount in cash equal to the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to the Company that we deemed relevant;

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Fax: 212-340-7001

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(2)

reviewed certain information, including financial forecasts provided by senior management of the Company on August 11, 2020 (the “Company Forecasts”) and other financial and operating data concerning the Company, prepared by the management of the Company;

(3)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4)	compared the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

(5)	reviewed a draft of the Merger Agreement dated December 3, 2020; and

(6)	performed such other analyses and studies and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, at your direction and without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction.

This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement, and we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, a portion of which we received prior to rendering this opinion, a portion of which is payable in connection with rendering this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of the Company in connection with the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

Based upon and subject to the foregoing, including the assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid pursuant to the Transaction to holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

FOROS SECURITIES LLC

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that1 no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

B-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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